SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 17 Pages)

CUSIP No. 448579102	13D	Page 2 of 17 Pages

(Continued on following pages)

CUSIP No. 448579102	13D	Page 3 of 17 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,929,258*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,929,258*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,929,258*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.2%*

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 4 of 17 Pages

14.	Type of Reporting Person OO

share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 16, 2011 and May 18, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 5.5% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 17 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 921,888*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 921,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 6 of 17 Pages

14.	Type of Reporting Person OO

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 16, 2011 and May 18, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.7% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 17 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John A. Miller, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,193,250*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,193,250*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,193,250*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.2%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each

CUSIP No. 448579102	13D	Page 8 of 17 Pages

14.	Type of Reporting Person OO

share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 16, 2011 and May 18, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 8.2% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 17 Pages

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person with respect to the Issuer on September 8, 2010 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Schedule 13D”. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on the information contained in amendments to the Schedule 13Ds filed by certain of the Separately Filing Group Members, certain of the Separately Filing Group Members entered into Purchase and Sale Agreements with the Issuer on May 15, 2011, pursuant to which the Issuer agreed to repurchase an aggregate of 8,987,695 shares of Class B Common Stock from the Separately Filing Group Members for $44.03 per share. The transactions closed on May 16, 2011 and May 18, 2011.

Schedule A attached to this Amendment No. 2 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 11,640 shares of currently issued Class A Common Stock and 95,366,219 shares of Class A Common Stock issuable upon conversion of 95,366,219 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 79.2% of the

CUSIP No. 448579102	13D	Page 10 of 17 Pages

total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 57.8% of the total number of shares of Common Stock outstanding and 76.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 2 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2011

/s/ MARSHALL E. EISENBERG
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A-2.

By:	/s/ SCHEVON MILLER
Schevon Miller
Authorized Signatory*

By:	/s/ CARLIS E. CHISHOLM
Carlis E. Chisholm
Authorized Signatory*

/s/ JOHN A. MILLER
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 2 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 2 to Schedule 13D]

CUSIP No. 448579102	13D	Page 12 of 17 Pages

Appendix A-1

Name of Trusts	Jurisd. of Org.
P.G. Tom Trust M	Illinois
A.N.P. Trust #8M8	Illinois
A.N.P. Trust #12M5	Illinois
LaSalle Trust #13M3	Illinois
Belleview Trust (OR 37) M2	N/A
Bly Trust (OR 38) M2	N/A
Canyonville Trust (OR 39) M2	N/A
Vale Trust (OR 189) M2	N/A
Heppner Trust (OR 190) M2	N/A
Moro Trust (OR 191) M1	N/A
Tillamook Trust (OR 192) M1	N/A
Newman Trust (WA 57) M1	Illinois
Rock Trust (WA 58) M1	Illinois
Roosevelt Trust (WA 59) M1	Illinois
Shannon Trust (WA 60) M1	Illinois
Stevens Trust (WA 61) M1	Illinois
Spectacle Trust (WA 62) M1	Illinois
Galispell Trust (WA 63) M1	Illinois
West Trust (WA 64) M1	Illinois
Lummi Trust (WA 141) M3	Illinois
ShoalwaterTrust (WA 142) M3	Illinois
Hoh Trust (WA 143) M1	Illinois
Quiliayute Trust (WA 144) M3	Illinois
Klickitat Trust (WA 149) M2	Illinois
Willapa Trust (WA 150) M3	Illinois
Snow Trust (WA 151) M2	Illinois
ECI QSST Trust #4M3	Illinois
Don G C. Trust #1M4	N/A
RA G.C. Trust #1M3	Illinois
LaSalle G.G. Trust #2M1	Illinois
A.N.P. Trust #18-Thomas M6	Illinois
LaSalle Trust #42M4	Illinois
ECI QSST Trust #5M2	Illinois
LaSalle Trust #44M3	Illinois
ECI QSST Trust #6M2	Illinois

CUSIP No. 448579102	13D	Page 13 of 17 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
T-1740-27FD	Bahamas
Settlement T-2113AFD	Bahamas

CUSIP No. 448579102	13D	Page 14 of 17 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
A.N.P. Trust #8M7	Illinois
A.N.P. Trust #12M4	Illinois
A.N.P. Trust #13A-Tom M3	Illinois
A.N.P. Trust #14M4	Illinois
A.N.P. Trust #14M5	Illinois
A.N.P. Trust #11M3	Illinois
A.N.P. Trust #11M4	Illinois
F.L.P. Trust #11M2	Illinois

CUSIP No. 448579102	13D	Page 15 of 17 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1	—	—	6,929,258	5.8%	4.2%	5.5%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2	—	—	921,888	0.8%	0.6%	0.7%
John A. Miller, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3	—	—	10,193,250	8.5%	6.2%	8.2%

[1]

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Member on May 16, 2011 and May 18, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of the Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 16 of 17 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.3%	3.1%	4.1%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.9%	2.8%	3.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,044,396	15.0%	10.9%	14.4%
Trustees of the Nicholas J. Pritzker Family Trusts[9]	—	—	5,846,633	4.9%	3.5%	4.7%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	4,670,792	3.9%	2.8%	3.7%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	3,170	*	8,731,294	7.2%	5.3%	7.0%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	16,879,919	14.0%	10.2%	13.5%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%

Pritzker Family Group Totals	11,640	*	95,366,219	79.2%	57.8%	76.3%

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 16, 2011 and May 18, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 17 of 17 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.